Securities and Exchange Commission
			    Washington, D.C.  20549

				Schedule 13G
		 Under the Securities Exchange Act of 1934

		     Foundation Health Systems, Inc.
			    Common Stock
		       CUSIP Number 350404109

Check the following box if a fee is being paid with this statement. [  ]

CUSIP No. 350404109

1)  Name of reporting person:
      Legg Mason, Inc.
    Tax Identification No:
      52-1200960

2)  Check the appropriate box if a member of a group:
a)       n/a
b)       n/a

3)  SEC use only

4)  Place of organization:
         Baltimore, Maryland

Number of shares beneficially owned by each reporting person with:
5)  Sole voting power: 9,988,075
6)  Shared voting power:  2,459,016
7)  Sole dispositive power:  621,911
8)  Shared dispositive power:  11,815,180


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9)  Aggregate amount beneficially owned by each reporting person:
      12,447,091

10) Check if the aggregate amount in row (9) excludes certain shares:
          n/a

11) Percent of class represented by amount in (9):
         10.2%

12) Type of reporting person:
           HC

Item 1a)  Name of Issuer:
	    Foundation Health Systems, Inc.
Item 1b)  Address of issuer's principal executive offices:
	    21600 Oxnard Street
	    Woodland Hills, CA  91367

Item 2a) Name of person filing:
	    Legg Mason, Inc.
Item 2b)  Address of principal business office:
	    100 Light Street
	    Baltimore, Maryland  21202
Item 2c)  Citizenship:
	    Maryland Corporation
Item 2d)  Title of class of securities:
	    Common Stock
Item 2e)  CUSIP number:  350404109
Item 3)   If this statement is filed pursuant to Rules 13d-1(b), or
            13d-2(b), check whether the person filing is a:
          (a) [ ] Broker or dealer under Section 15 of the Act
       	  (b) [ ] Bank as defined in Section 3(a)(6) of the Act
          (c) [ ] Insurance Company as defined in section3(a)(19) of the Act.
          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
       	  (e) [ ] Investment Adviser registered under Section 203 of the Advisers Act of 1940.
          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Fund; see 240.13d1(b)(ii)(F).
          (g) [x] Parent holding company, in accordance with 240.13d-1(b)(ii)(G)
       	  (h) [ ]  Group, in accordance with 240.13d 1(b)(1)(ii)(H).

Item 4)  Ownership:
	 (a)  Amount beneficially owned
         12,447,091
	 (b)  Percent of Class:
         10.2%
	 (c)  Number of shares as to which such person has:
        (i)  sole power to vote or to direct the vote:
               9,988,075
        (ii) shared power to vote or to direct the vote:
               2,459,016

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       (iii) sole power to dispose or to direct the disposition of:
               621,911
       (iv)  shared power to dispose or to direct the disposition of:
               11,825,180

Item 5)  Ownership of Five Percent or less of a class:
     	     n/a

Item 6)  Ownership of more than Five Percent on behalf of another person:
           n/a

Item 7)  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
         Legg Mason Fund Adviser, Inc., as investment adviser with discretion Legg Mason Wood Walker, Inc., as broker/dealer with discretion
         Legg Mason Capital Management, Inc., as investment adviser with
       	   discretion
       	 Legg Mason Trust Company, as a trust company with discretion Bartlett and Co., as investment adviser with discretion

Item 8)  Identification and classification of members of the group:
           n/a

Item 9)  Notice of dissolution of group:
       	   n/a

Item 10) Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 24, 1999________
Date

Signature
Timothy C. Scheve, Executive Vice President, Legg Mason, Inc.